April 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK: 0001725332)
Registration Statement No. 333-237629 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

A.G.P./Alliance Global Partners, as representative of the underwriters, hereby withdraws its request submitted on April 17, 2020 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities Act of 1933, as amended (the “Securities Act”) on April 21, 2020 at 5:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, April 20, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act, please be advised that we, acting on behalf of the several underwriters, will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	A.G.P./ALLIANCE GLOBAL PARTNERS

	By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director, Investment Banking